Exhibit 99.1

NexGen Commences Expanded 43,000 Meter Drill Program at Patterson Corridor East

VANCOUVER, BC, Jan. 30, 2025 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE) (NYSE: NXE) (ASX: NXG) is excited to announce the commencement of a 43,000 meter (m) exploration drill program to continue to test the extents and growth of mineralization discovered in early 2024 at Patterson Corridor East (PCE) located 3.5 km east of the world-class Arrow Deposit. This systematic program represents an increase of 9,000 m from the 2024 program and is expected to be one of the largest drill programs in the Athabasca Basin, Saskatchewan in 2025. The initial results at PCE revealed vein-type uranium mineralization intersected within the competent basement rock, highly analogous to Arrow. Since discovery, the mineralized footprint at PCE has rapidly grown to 600 m along strike and 600 m of vertical extent (see November 12, 2024 news release).

Drilling in 2025 will focus on testing extents of the mineralized footprint, further investigating high-grade zones within the broad mineralized footprint, and determining potential for additional mineralization within the same target area (Figure 1). Since discovery and over the 2024 campaign 19 of the 30 initial holes intersected mineralization with 10 intersecting intermittent widths of high grade of >10,000 cps mineralization. In addition, strategic use of geophysics will cover prospective areas on SW3 to refine a growing inventory of drill ready targets across NexGen's dominant southwest Athabasca Basin land position. Assays for 2024 drilling will be reported once fully received in Q1 2025.

Leigh Curyer, Chief Executive Officer, commented: "In early 2024, we launched a bold grass roots exploration program aimed at discovering new uranium resources to address the material and growing uranium demand / supply gap. NexGen's disciplined and systematic approach to evaluating high-priority targets resulted in the discovery and material growth of mineralization at PCE. This highly prospective area continues to be the central focus of our exploration efforts given the clear potential demonstrated to date at PCE. This is a strategic focus to contribute sustainable supply to the growing demand for uranium to fuel the global energy needs."

Jason Craven, Vice President, Exploration, commented: "The scale of this year's drill program speaks to our excitement for PCE and a commitment to efficiently and thoroughly assess it. Continuity of mineralization, as well as intensity of high-grade mineralization and alteration, indicate a system with strong potential for continued growth. These are compelling early days at PCE where we will remain solely focused on unlocking its full potential."

With over $800M in cash and liquid assets, NexGen is optimally funded for the ongoing development of the Rook I Project as well as the PCE exploration program and for general corporate purposes.

Figure 1: PCE area with drilling to date and relative location to Arrow. The primary target area (shown in green) outlines where testing for high-grade expansion and footprint extents will focus. (CNW Group/NexGen Energy Ltd.)

About NexGen

NexGen Energy is a Canadian company focused on delivering clean energy fuel for the future.  The Company's flagship Rook I Project is being optimally developed into the largest low-cost producing uranium mine globally, incorporating the most elite environmental and social governance standards. The Rook I Project is supported by an N.I. 43-101 compliant Feasibility Study, which outlines the elite environmental performance and industry-leading economics. NexGen is led by a team of experienced uranium and mining industry professionals with expertise across the entire mining life cycle, including exploration, financing, project engineering and construction, operations and closure.  NexGen is leveraging its proven experience to deliver a Project that leads the entire mining industry socially, technically and environmentally.  The Project and prospective portfolio in northern Saskatchewan will provide generational, long-term economic, environmental, and social benefits for Saskatchewan, Canada, and the world.

NexGen is listed on the Toronto Stock Exchange, the New York Stock Exchange under the ticker symbol "NXE," and on the Australian Securities Exchange under the ticker symbol "NXG," providing access to global investors to participate in NexGen's mission of solving three major global challenges in decarbonization, energy security and access to power.  The Company is headquartered in Vancouver, British Columbia, with its primary operations office in Saskatoon, Saskatchewan.

www.nexgenenergy.ca

Technical Disclosure*

All technical information in this news release has been reviewed and approved by Jason Craven, NexGen's Vice President, Exploration, a qualified person under National Instrument 43-101.

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-125 gamma spectrometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals.

A technical report in respect of the FS is filed on SEDAR+ (www.sedarplus.com) and EDGAR (www.sec.gov/edgar.shtml ) and is available for review on NexGen Energy's website (www.nexgenenergy.ca ).

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the Securities and Exchange Commission ("SEC") set by the SEC's rules that are applicable to domestic United States reporting companies.   Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the 2021 Arrow Deposit, Rook I Project and estimates of uranium production, grade and long-term average uranium prices, anticipated effects of completed drill results on the Rook I Project, planned work programs, completion of further site investigations and engineering work to support basic engineering of the project and expected outcomes. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment that, based on certain estimates and assumptions, the mineral resources described can be profitably produced in the future.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in this news release and the technical report for the property , the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, conclusions of economic valuations, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen's Annual Information Form dated  March 6, 2024 filed with the securities commissions of all of the provinces of Canada except Quebec and in NexGen's 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR+ at www.sedarplus.com and Edgar at www.sec.gov .

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

View original content to download multimedia:https://www.prnewswire.com/news-releases/nexgen-commences-expanded-43-000-meter-drill-program-at-patterson-corridor-east-302364118.html

SOURCE NexGen Energy Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2025/30/c6950.html

%CIK: 0001698535

For further information: Contact Information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nxe-energy.ca; Travis McPherson, Chief Commercial Officer, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nxe-energy.ca, Monica Kras, Vice President, Corporate Development, NexGen Energy Ltd., mkras@nxe-energy.ca

CO: NexGen Energy Ltd.

CNW 06:30e 30-JAN-25